SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 7)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul J. Orfalea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,262,054
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 1,262,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,262,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.58%
14	TYPE OF REPORTING PERSON IN, HC

The following constitutes Amendment No. 7 to the Schedule 13D filed by the Reporting Persons. This Amendment No. 7 amends the Schedule 13D as specifically set forth below. All other Items are unchanged.

ITEM 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is amended by adding the following:

See Item 6.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is amended and restated as follows:

On October 30, 2010, the Fund, Montecito Venture Partners, LLC, a controlled affiliate of the Fund (“MVP”); Black Sable Energy, LLC, a controlled affiliate of MVP (“BSE”); J&J Operating, LLC, an unrelated third party (“J&J” and collectively with the Fund, MVP and BSE, the “Acquisition Parties”) and the Issuer entered into a binding letter of intent (the “LOI”) under which the parties will negotiate the terms on which the Issuer may acquire certain assets owned by the Acquisition Parties for shares of the Issuer’s common stock and cash.

In accordance with the LOI, and subject to the completion of legal due diligence by the Issuer and the Acquisition Parties, the parties agree that the terms and conditions of the acquisitions shall be as set forth in certain formal definitive agreements (“Definitive Agreements”), to be negotiated and entered into by and between the parties on or prior to November 30, 2010. There are numerous conditions that need to be satisfied in order for the contemplated transactions to proceed, including but not limited to agreements with third parties over which the Issuer and the other parties to the such transactions have no control. It is unclear whether those conditions will be satisfied, and consequently it is unclear if those contemplated transactions will ever close.

The LOI includes customary “no-shop” provisions restricting the Issuer’s ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals. However, the no-shop provision is subject to a customary “fiduciary-out” provision which allows the Issuer under certain circumstances, and subject to certain conditions, to provide information to and participate in discussions with third parties with respect to certain unsolicited alternative acquisition proposals that the board of directors has determined would, if consummated, result in a transaction more favorable to the Issuer’s stockholders than the transaction contemplated by the LOI and is reasonably likely to be completed on the terms proposed on a timely basis.

The LOI contains certain rights for the Issuer and the Acquisition Parties. Upon breach or termination of the LOI under specified circumstances, the Issuer may be required to pay the Fund a break-up fee. If the Issuer is required to pay a break-up fee as a result of the Issuer breaching the terms of the LOI, the Definitive Agreements or entering into an alternative acquisition agreement, the amount of the break-up fee is $750,000.

The foregoing description of the LOI and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the LOI, which is filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on November 4, 2010, incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated November 4, 2010

Exhibit B – Power of Attorney dated January 15, 2009

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: November 4, 2010

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/S/ DIANA PEREIRA
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated November 4, 2010

Exhibit B – Power of Attorney dated January 15, 2009

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 4, 2010

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ Diana Pereira
Name:	Diana Pereira
Title:	Chief Financial Officer of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Paul J. Orfalea, Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Diana H. Pereira, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 15, 2009	/s/ Paul J. Orfalea
Paul J. Orfalea

Dated: January 15, 2009	/s/ Lance W. Helfert
Lance W. Helfert

Dated: January 15, 2009	/s/ R. Atticus Lowe
R. Atticus Lowe